SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             _____________________

                                 SCHEDULE 13G



            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                   DSW Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


              Class A Common Shares, without par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   23334L102
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                 July 5, 2005
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            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

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CUSIP No.  23334L102                13G            Page 2 of 7 Pages
-------------------------------              ----------------------------------


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   1.   NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jay L. Schottenstein      I.R.S. ID No. ____________

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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|
                                                                (b)  |X|

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   3.   SEC USE ONLY

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   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

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                                  5.   SOLE VOTING POWER        2,652,699*

     NUMBER OF                    ---------------------------------------------
      SHARES                      6.   SHARED VOTING POWER      0
   BENEFICIALLY
     OWNED BY                     ---------------------------------------------
      EACH                        7.   SOLE DISPOSITIVE POWER   2,652,699*
   REPORTING
   PERSON WITH                    ---------------------------------------------
                                  8.   SHARED DISPOSITIVE POWER 0

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   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                2,652,699*

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   10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       14.4%*

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   12.  TYPE OF REPORTING PERSON                                IN

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*  See note to Item 4.

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------------------------------              -----------------------------------

CUSIP No.  23334L102               13G            Page 3 of 7 Pages
------------------------------              -----------------------------------

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   1.   NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Schottenstein Stores Corporation       Tax  ID No. ____________

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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                 (b)  |X|

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   3.   SEC USE ONLY

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   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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                                  5.   SOLE VOTING POWER          2,302,599*
    NUMBER OF
     SHARES                       ---------------------------------------------
  BENEFICIALLY                    6.   SHARED VOTING POWER        0
   OWNED BY
     EACH                         ---------------------------------------------
    REPORTING                     7.   SOLE DISPOSITIVE POWER     2,302,599*
   PERSON WITH
                                  ---------------------------------------------
                                  8.   SHARED DISPOSITIVE POWER   0

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   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  2,302,599*

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   10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         12.5%*

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   12.  TYPE OF REPORTING PERSON                                  CO

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*  See note to Item 4.

Item 1(a).       Name of Issuer:
----------       ---------------

                 DSW Inc. ("DSW")

Item 1(b).       Address of Issuer's Principal Executive Offices:
----------       ------------------------------------------------

                 4150 East 5th Avenue
                 Columbus, Ohio  43224

Item 2(a).       Names of Persons Filing:
----------       ------------------------

                 Jay L. Schottenstein, Schottenstein Stores Corporation

Item 2(b).       Address of Principal Business Office or, if none, Residence:
----------       ------------------------------------------------------------

                 1800 Moler Road
                 Columbus, OH  43207

Item 2(c).       Citizenship:
----------       ------------

                 Jay L. Schottenstein: United States of America;
                 Schottenstein Stores Corporation: Delaware

Item 2(d).       Title of Class of Securities:
----------       -----------------------------

                 Class A Common Shares, without par value per share

Item 2(e).       CUSIP Number:
----------       -------------

                 23334L102

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or
-------          --------------------------------------------------------
                 13d-2(b) or (c), Check Whether the Person Filing is:
                 ----------------------------------------------------

                 N/A

Item 4.*         Ownership.
--------         ----------

         (a)     Amount Beneficially Owned:
                 --------------------------

                 2,652,699

         (b)     Percent of Class:
                 -----------------

                 14.4%

         (c)     Number of Shares as to Which the Person has:

         (i)      Sole power to vote or direct the vote: 2,652,699

         (ii)     Shared power to vote or direct the vote: 0

         (iii)    Sole power to dispose or direct the disposition of:
                  2,652,699

         (iv)     Shared power to dispose or direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.
-------           ---------------------------------------------

                  N/A

Item 6.           Ownership of More Than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person.
                  -------

                  N/A

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ----------------

                  N/A

Item 8.           Identification and Classification of Members of the Group.
-------           ----------------------------------------------------------

                  N/A

Item 9.           Notice of Dissolution of Group.
-------           -------------------------------

                  N/A

Item 10.          Certifications.
--------          ---------------

                  By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* In June 2002, Schottenstein Stores Corporation, a Delaware corporation ("SSC") provided a $50 million three-year term loan comprised of two tranches (the "Term Loan") to DSW Inc., an Ohio corporation ("DSW"), DSW's parent, Retail Ventures, Inc., an Ohio corporation ("RVI") and other affiliates of RVI. In July 2004, the maturity date of the Term Loan was extended until July 2006. In connection with the second tranche of the Term Loan, RVI issued a warrant to SSC to purchase 1,477,396 common shares of RVI at a purchase price of $4.50 per share, subject to adjustment (the "Term Loan Warrant"). In September 2002, SSC sold a $1.5 million interest in each of the tranches of the Term Loan for an aggregate $3.0 million interest, and the buyer received from SSC a corresponding portion of the Term Loan Warrant to purchase RVI common shares originally issued in connection with the second tranche of the Term Loan.

         On July 5, 2005, the Term Loan was amended to permit DSW's initial public offering of its Class A Common Shares, without par value per share (the "Class A Common Shares"). In connection with the amendment of the Term Loan, RVI agreed to amend the Term Loan Warrant to provide SSC the right, from time to time, in whole or in part, to (i) acquire RVI common shares at the then current conversion price (subject to the existing anti-dilution provisions),
(ii) acquire from RVI Class A Common Shares of DSW at an exercise price per share equal to the price of shares sold in DSW's initial public offering of its Class A Common Shares (subject to anti-dilution provisions), or (iii) acquire a combination thereof.

         Given an exercise price per share of $19.00, SSC would receive 328,915 Class A Common Shares if it exercised the Term Loan Warrant in full exclusively for DSW Class A Common Shares. The Term Loan Warrant expires in June 2012.

         In June 2002, SSC provided a $75 million loan, now held equally by SSC and a third party, to Value City Department Stores, Inc. ("Value City"), a subsidiary of RVI, which was convertible at the option of the lenders into common shares of RVI at an initial conversion price of $4.50 per share (the "Convertible Loan").

         In July 2005, the Convertible Loan was amended to permit DSW's initial public offering of its Class A Common Shares. In connection with the amendment and restatement of the Convertible Loan, RVI agreed to issue to SSC a warrant which will be exercisable from time to time until the later of June 11, 2007 and the repayment in full of Value City's obligations under Convertible Loan (the "Convertible Loan Warrant", and, together with the Term Loan Warrant, the "Warrants").

         Under the Convertible Loan Warrant, SSC has the right, from time to time, in whole or in part, to (i) acquire RVI common shares at the conversion price referred to in the Convertible Loan (subject to existing anti-dilution provisions), (ii) acquire from RVI Class A Common Shares of DSW at an exercise price per share equal to the price of shares sold in DSW's initial public offering of its Class A Common Shares (subject to anti-dilution provisions) or
(iii) acquire a combination thereof.

         SSC may acquire, upon exercise of the Convertible Loan Warrant in full, an aggregate number of Class A Common Shares of DSW from RVI which, at the price of shares sold in DSW's intial public offering, have a value equal to $37.5 million. Given an exercise price per share of $19.00, SSC would receive 1,973,684 Class A Common Shares if it exercised the Convertible Loan Warrant exclusively for DSW Class A Common Shares.

         SSC is entitled to receive up to 2,302,599 Class A Common Shares under the Warrants. When calculated pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), SSC is deemed to beneficially own 12.5% of the Class A Common Shares of DSW.

         As of the date of this report on Schedule 13G, Jay L. Schottenstein was the beneficial owner of approximately 78.4% of the outstanding common shares of SSC. Because of Mr. Schottenstein's voting and investment control over the securities held by SSC, Mr. Schottenstein is deemed to beneficially own the 2,302,599 Class A Common Shares that are receivable by SSC under the Warrants.

         Mr. Schottenstein also holds the power to vote and dispose of 350,100 Class A Common Shares held by various family trusts for which he serves as trustee, and is therefore deemed to beneficially own such shares. Mr. Schottenstein disclaims beneficial ownership of the Class A Common Shares held by these trusts, except to the extent of his pecuniary interests therein.

         When calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act, Mr. Schottenstein is deemed to beneficially own 14.4% of the Class A Common Shares of DSW.

SIGNATURE
---------


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2005


                                           /s/ Jay L. Schottenstein
                                           -----------------------------------
                                           Jay L. Schottenstein


                                           SCHOTTENSTEIN STORES CORPORATION


                                           By: /s/ Jay L. Schottenstein
                                               -------------------------------
                                               Name:  Jay L. Schottenstein
                                               Title: Chairman and Chief
                                                      Executive Officer

                                                                       Exhibit A




                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G, dated as of the date hereof (the "Statement"), with respect to class A common shares, without par value per share, of DSW Inc. is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Statement and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of July, 2005.

                                     SHOTTENSTEIN STORES CORPORATION


                                     By: /s/ Jay L. Schottenstein
                                         ---------------------------------------
                                     Name:  Jay L. Schottenstein
                                     Title: Chairman and Chief Executive Officer


                                     JAY L. SCHOTTENSTEIN


                                     /s/ Jay L. Schottenstein
                                         ---------------------------------------